

October 25, 2012

<u>Via Facsimile</u>
Ms. Rebecca Gregarek
President and Chief Executive Officer
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80113

      Re: Art Dimensions, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed April 14, 2011
               File No. 000-53853

Dear Ms. Gregarek:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Jennifer Thompson

                Jennifer Thompson
                Accounting Branch Chief

cc: William T. Hart, Esq.
        Hart & Trinen, LLP